

**UNITED STATES**
## SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549-7010**

Mail Stop 3561

June 30, 2008

Via U.S. Mail

Mr. Samuel Masucci, III
President
MacroShares Housing Depositor, LLC
73 Green Tree Drive #9
Dover, Delaware 19904

> **Re:     MacroShares Housing Depositor, LLC**
> **Registration Statements on Form S-1**
> **Filed June 9, 2008**
> **File No. 333-151522**
> **File No. 333-151523**

Dear Mr. Masucci:

　　We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that we have referred this filing to the Division of Investment Management. They may have additional comments at a later date.

2. Per our comments, please make conforming changes to both registration statements.

The Reference Value of the Index, page 7

3. Please revise to expand your disclosure regarding the S&P/Case-Shiller Home Price Indices to briefly describe the types of real estate that the indices measure. Also consider briefly disclosing any limitations of the indices in your disclosure.

4. Refer to the last sentence of the second paragraph of this section. Consider adding an example for clarity, e.g., the value for the index publication date in June would be the value as of April, if true.

5. Refer to the paragraph in bold at the bottom of page 7. Please tell us whether there have been any revisions to the calculation methodology for the index, any alleged or actual inaccuracies, any delays in its publication, and any errors in the underlying data used to calculate the index since inception.

6. Also, it is unclear why you believe that your affiliates who are involved with the S&P/Case-Shiller index should be able to disclaim responsibility. Either revise to omit them or tell us why they are able to disclaim this liability.

Risk Factors, page 25

7. Please add a risk factor to highlight the fact that S&P does not rate nor guarantee the offered securities and that the Index Committee has complete discretion to determine how the indices are calculated.

8. Please add a risk factor, if true, to point out that your companion product does not always track or predict changes in the price of oil and that for periods of time both the up and down shares have gone down due to lack of investor interest or other reason.

An investment in the Down MacroShares may not provide an adequate hedge for existing or future real estate investments, page 25

9. Revise to clarify that the S&P/Case-Shiller Composite Index measures the weighted average costs of homes by measuring the *sales* prices of single-family homes, which may only include repeat sale pairs.

Revisions of the S&P/Case-Shiller Composite-10 Home Price Index will not be reflected, page 28

10. Please tell us how often and how materially these index values are revised to maximize accuracy. If such changes are material, put the information in this discussion. If the late changes consistently come from the same cities, consider disclosing that information.

An investment in real estate entails many costs that will not be reflected in the performance of the Down MacroShares, page 29

11. Please revise to expand the risk factor to include considerations related to natural disasters, such as earthquakes, hurricanes and flooding, which the Index does not measure.

Home Prices in the metropolitan areas covered by the S&P/Case-Shiller Composite-10 Home Price Index are variable in the short-term and are difficult to predict in the long-term; many contingent factors may influence these home prices, page 36

12. Refer to the second full paragraph in this risk factor. Revise to explain what the terms "makeDown" and "groDown" mean.

13. Refer to the third full paragraph in this risk factor and the statement that no assurance can be given that volatility in home prices will not result from the current subprime instability. Also refer to the second to last paragraph on page 60. Consider adding a risk factor to highlight these facts and the consideration that historical home sales values may not indicate future home sales values.

Government involvement in the housing market, page 62

14. We suggest deleting the first clause of the second sentence. We suspect most investors might believe that either slavery or a conflict over differing interpretations of the Constitution and regional differences not involving home ownership might have had a more direct cause of the civil war. Most investors might believe the southern states were heavily agrarian rather than urban. Alternately, please provide us with the names of the commentators.

Legal Opinions, page 94

15. Please revise the first sentence to clarify who will give the opinions regarding the legality of the securities.

Exhibits

16. Please file the trust agreements and opinions in future amendments so that we may have sufficient time to review the operative agreements.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3750 with any questions.

Regards,


Max A. Webb
Assistant Director


cc: via facsimile (212) 735-2000
Richard F. Kadlick, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP